Exhibit 99.1

This is a translation of an interview with Bayer AG CEO, Werner Baumann, originally published in German in the German newspaper Frankfurter Allgemeine Sonntagszeitung on May 29, 2016.

Why Monsanto, of all companies, Mr. Baumann?

Frankfurter Allgemeine Sonntagszeitung, May 29, 2016

Bayer’s new CEO Werner Baumann on the Monsanto deal, the risks to the company’s image and the fight against hunger in the world.

Mr. Baumann, why does it have to be Monsanto, of all companies? Why does Bayer want to buy the world’s worst company?

That’s not the Monsanto we know. We have a number of collaborations with Monsanto and are linked with the company through licensing agreements. In reality, Monsanto is a biotech company, a high-tech enterprise with a great portfolio and top-class research. We fit together very well.

Really? Monsanto stands for Agent Orange — the defoliant used in Vietnam, for the toxic chemical PCB and the ruthless treatment of farmers ...

We’re aware of the reputation Monsanto has — whether it’s justified or not. What’s important is that Bayer stands by its social responsibility. We engage in dialog with all social groups worldwide. Just as I speak with investors to convince them of our plans, the same offer applies to environmental groups and other NGOs: Let’s discuss this project and the opportunities it presents. Let’s talk about how we can make agriculture more efficient in order to feed a growing world population whose nutritional habits are changing. Together with Monsanto, we want to help boost harvest yields.

Your first worry is going to be that Monsanto’s bad image will rub off on Bayer. Reputations can be quickly ruined.

Let me repeat: We at Bayer, with our more than 100,000 employees, face up to our responsibilities everywhere, all the time. That’s not going to change, not even after an acquisition of Monsanto.

So you intend to rein the Americans in? Educate bad Monsanto into being a good Bayer?

It could be that our way of doing business is different than Monsanto’s. I can assure you that we would run these businesses by the same standards as our other businesses.

It wouldn’t be so bad if you only had the moralists against you. But investors, too, are increasingly guided by ethical criteria. How many funds are threatening to sell their Bayer shares if you don’t keep your hands off Monsanto?

Investors are naturally raising the question of reputational risks, but that isn’t their main focus. The funds want to know how we would manage those risks. It’s true that reputation is a major factor for us, precisely because we at Bayer have such an outstanding reputation.

Environmentalists are calling the Monsanto deal a $62 billion bet against the agricultural turnaround: even more factory farming, even more genetic engineering, even more poisons in the fields. Do you want to halt the trend toward ecological farming?

That’s not what it’s about. The question is whether the wrong kind of changes in agriculture will further exacerbate the problems with the global food supply. What we need are new technologies, higher crop yields and high efficiency while maintaining the highest standards. Together we can make a major contribution in that regard.

Why did you delay making your offer until now, when the U.S. stock market is nearly reaching its peak? What exactly prompted your decision?

Talks about consolidation in the agricultural industry have been going on for more than a year. The entire sector is discussing how we can create better, integrated offerings overall. This is about everything from seeds and crop protection to services. The aim is to offer farmers a better and more innovative product portfolio. Monsanto is an ideal fit with us in terms of complementarity. Bayer, as a life science company, would become a global agribusiness leader.

When did you speak to Monsanto CEO Hugh Grant for the first time?

I met him once in 2010. At that time we talked briefly about general topics. The first detailed discussion took place in Leverkusen on April 18, just before Mr. Dekkers stepped down.

Is that why Marijn Dekkers brought his departure forward to May 1, so that you could address this massive acquisition on your own right from the start?

No, the change of CEO had nothing to do with it. The date was determined solely by Mr. Dekkers’ plans for his own future and the fact that we had been able to accomplish important changes within the company more quickly than expected.

Bayer stock has fallen sharply since the speculation about Monsanto became public. Had you taken that into account?

News of the acquisition proposal was broken by Monsanto in a mandatory notification. That wasn’t ideal — and the stock market reacted accordingly. Since the beginning of the week we have been engaged in a close dialog with our owners to explain the rationale behind the combination and what makes it so attractive in the long term.

One reason for the skepticism is that the majority of takeovers fail to deliver on the promised benefits. Research has shown the flop rate to be around 70 percent.

But that doesn’t apply to us! We have proven we can do this kind of thing. Between 2005 and 2015 we very successfully accomplished some 130 transactions with a total volume of €52 billion. The integration of Schering AG, Berlin/Germany, for example, was as complex as that of Monsanto would be now. So we have a great deal of experience in this area.

What are the things that simply mustn’t go wrong when you’re making an acquisition?

While every deal is different, there are a few basic essentials: First, you need to be extremely well prepared and have a realistic idea of what can be achieved. And it takes discipline — because you need to know exactly how far you can go and how far you want to go in the negotiations. And if the acquisition takes place, the integration needs to be swift.

What’s the limit in the case of Monsanto? Its management has rejected your offer of $122 per share as inadequate.

We made a very attractive offer that fully values Monsanto.  That’s all there is to say.

So you’ll abandon the takeover if price discipline requires it?

We’re confident about the attractiveness of our offer. And Monsanto’s management has already acknowledged the logic of the business combination. It’s also true that certain conditions have to be met — we’re firm about that.

Will Monsanto’s management have to go if they continue to resist — and you prevail in the end?

It’s important to us that we retain the best people from both companies for the long term. We’re naturally interested to gain the Monsanto management’s knowledge and experience. Everything else will take its course. It’s far too early for personnel decisions.

Where will you get the $62 billion for the acquisition? Will you have to split off parts of Bayer and sell them?

No. Our financing is very solid. We would pay for the acquisition entirely through a mix of debt and equity financing.

Won’t it be farmers and consumers who ultimately foot the bill if agchem is dominated by just a few companies and you can raise prices as you like?

No. Nobody can dictate prices in the market. Competition is much too keen for that. Every farmer has choices and can work out for himself: Where am I going? Who can best help me? That’s not going to change.

You’re promising $1.5 billion a year in synergies in the acquisition case. How many jobs would you need to cut to achieve that?

We’ve already made it clear internally that we will stand by all our agreements with the employee representatives in Germany. The primary aim of the acquisition is growth. The business are complementary across the product portfolio and geographies. That opens up attractive prospects for the employees too.

And what about corporate headquarters? Will that move from Leverkusen to the United States in the medium term?

No. Bayer AG’s headquarters is in Leverkusen, and there it will stay.

Divisional and Crop Protection headquarters would remain in Monheim. Seeds & Traits would be based in St. Louis.

But the Monsanto brand would disappear, wouldn’t it — given its bad reputation?

We’ll decide that when the time comes. For today, let me just say that the Bayer brand has an excellent global reputation and charisma. And we should take advantage of that.

After the price plummeted, you yourself bought about €1 million worth of Bayer shares. Do you really think that was a good investment, or did you just do it for the symbolism?

I’m convinced that the market has overreacted, which means the price is very attractive. And I firmly believe our project is right and value-accretive in the long term. My stock purchase also makes that clear. Acquiring Monsanto presents an outstanding opportunity for Bayer!

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”). This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto. No tender offer for the shares of Monsanto has commenced at this time. At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer. Any definitive tender offer documents will be mailed to the stockholders of Monsanto. STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES. Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.